                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 8)

                             Microdyne Corporation
- --------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  595067-10-9
                        -------------------------------
                                (CUSIP Number)



                           Curtis M. Coward, Esquire
                    McGuire, Woods, Battle & Boothe, L.L.P.
            8280 Greensboro Drive, Suite 900, McLean, Virginia  22102
      -------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                 July 1, 1996
            ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D

- --------------------------                   ---------------------------------
 CUSIP No.  595067-10-9                        PAGE      2 of   5   PAGES
- --------------------------                   ---------------------------------
- ------------------------------------------------------------------------------
 1     NAME OR REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON
            Philip T. Cunningham
            ###-##-####
- ------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                       (b) / /
- ------------------------------------------------------------------------------
 3     SEC USE ONLY   Not Applicable

- ------------------------------------------------------------------------------
 4     SOURCE OF FUNDS*    Not Applicable

- ------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                     / /
       REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable

- ------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OR ORGANIZATION    United States

- ------------------------------------------------------------------------------
                       7    SOLE VOTING POWER               5,776,887

                      --------------------------------------------------------
                       8    SOLE VOTING POWER                  -0-
 NUMBER OF SHARES
 BENEFICIALLY OWNED   --------------------------------------------------------
 BY EACH REPORTING     9    SOLE DISPOSITIVE POWER          5,776,887
 PERSON WITH
                      --------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER           -0-

- ------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   5,776,887

- ------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE IN ROW (11) EXCLUDES CERTAIN SHARES*     / /

- ------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     45.1%

- ------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*     IN

- ------------------------------------------------------------------------------




                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDES BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D

- --------------------------                   ---------------------------------
 CUSIP NO.  595067-10-9                         PAGE      3 of   5   PAGES
- --------------------------                   ---------------------------------
- ------------------------------------------------------------------------------
 1     NAME OR REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON
            The Philip T. Cunningham
            Grantor Retained Annuity Trust I

- ------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                       (b) / /
- ------------------------------------------------------------------------------
 3     SEC USE ONLY   Not Applicable

- ------------------------------------------------------------------------------
 4     SOURCE OF FUNDS*    Not Applicable

- ------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                     / /
       REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable

- ------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OR ORGANIZATION    United States

- ------------------------------------------------------------------------------
                       7    SOLE VOTING POWER               -0-

                      --------------------------------------------------------
                       8    SOLE VOTING POWER               -0-
 NUMBER OF SHARES
 BENEFICIALLY OWNED   --------------------------------------------------------
 BY EACH REPORTING     9    SOLE DISPOSITIVE POWER          -0-
 PERSON WITH
                      --------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER        -0-

- ------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     -0-

- ------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE IN ROW (11) EXCLUDES CERTAIN SHARES*      / /

- ------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     -0-

- ------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*     00

- ------------------------------------------------------------------------------




                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDES BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

     This Amendment No. 8 to the Schedule 13D relates to the common stock, par value $.10 per share, of Microdyne Corporation ("MICRODYNE"), the principal executive offices of which are located at 3601 Eisenhower Avenue, Alexandria, Virginia 22304.



ITEM 4.   PURPOSE OF TRANSACTION.

     Item 4 is amended by adding to the end of the Item the following:

          On July 1, 1996, the Philip T. Cunningham Grantor Retained Annuity Trust I terminated pursuant to its terms, as a result of which 371,704 shares of MICRODYNE common stock was returned to Mr. Cunningham, 69,671 shares of MICRODYNE common stock were distributed to certain of Mr. Cunningham's emancipated children, and 453,388 shares were distributed to a new irrevocable trust to be held for the benefit of certain of Mr. Cunningham's emancipated children. Mr. Cunningham possesses neither dispositive nor voting power over the MICRODYNE common stock held by the new trust.

          Mr. Cunningham may dispose of additional shares in the future depending upon his evaluation of the factors described in the first paragraph of this Item.



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is amended to read as follows:

          a. The aggregate number of shares of MICRODYNE common stock beneficially owned by Mr. Cunningham is 5,776,887, and the percentage of MICRODYNE common stock owned by Mr. Cunningham is 45.1%. Mr. Cunningham has sole voting and dispositive power over such shares of MICRODYNE common stock.
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                                                             Page 5 of 5 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

Date: August 6, 1996


                                   /s/ Philip T. Cunningham
                                   -------------------------------------------
                                       Philip T. Cunningham